

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via Fax (86) 537-538-3311
Wu Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Co. Ltd.
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Co. Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 24, 2011**
> **File No. 001-14714**

Dear Mr. Yuxiang:

We issued comments to you on the above captioned filing on December 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 2, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 2, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Paul Monsour at (202) 551-3360, Craig Arakawa at (202) 551-3650 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief